Filed Pursuant to Rule 424(b)(5)
Registration No. 333-235730

PROSPECTUS SUPPLEMENT

To Prospectus dated January 9, 2020

Aptose Biosciences Inc.

Common Shares

This prospectus supplement amends, supplements, and supersedes our prospectus supplement filed May 5, 2020, relating to an Equity Distribution Agreement (the “Sales Agreement”) with Piper Sandler & Co. and Canaccord Genuity LLC, in an at the market offering. The Sales Agreement provided for the offer and sale, from time to time, of up to $75,000,000 in the aggregate of our common shares, no par value per share, in an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus supplement, we have terminated the Sales Agreement and the offer and sale of shares under the Sales Agreement prospectus supplement.

Prior to termination, we sold 70,002 of our common shares pursuant to the Sales Agreement for net proceeds of approximately $86,000.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2022.